SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER: 0-22191

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB [_] Form N-SAR


                         For Period Ended: June 30, 2002

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K


For the Transition Period Ended:____________________________

Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    N/A

                                     PART I
                             REGISTRANT INFORMATION

 Full name of registrant LOTTERY & WAGERING SOLUTIONS INC.

 Former name if applicable
                           CCA COMPANIES INCORPORATED

            Address of principal executive office (Street and number)
                          8201 Peters Road, Suite 1000

                            City, state and zip code
                          Ft. Lauderdale, Florida 33324

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The Registrant is the parent corporation of a Cypress entity which holds a 65% interest in an entity of the Russian Federation. In addition, during 2001 the Registrant entered into a contract to acquire a Barbados corporation engaged in the development of an on-line lottery and sports betting system in the Southern provinces of Vietnam. The Registrant's Annual Report on Form 10-KSB cannot be filed within the prescribed time because (i) the Registrant has been unable to obtain certain relevant information concerning the value of the properties held by these foreign entities; and (ii) the terms relating to the acquisition of the Barbados corporation and the Registrant's investments in that entity are being restructured and the documentation for such restructuring is not yet finalized. The Registrant at this time is unable to assess the significance of these matters on the earnings statements. Accordingly, the Registrant's Form 10-KSB could not be filed within the prescribed time and the Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                        Miles R. Greenberg (954) 916-2610
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        LOTTERY & WAGERING SOLUTIONS INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:   September 27, 2002               By: /s/ Miles R. Greenberg
         ------------------                  ---------------------------
                                             Miles R. Greenberg
                                             Chief Financial Officer